May 9, 2014

VIA EDGAR

Division of Corporate Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Perry J. Hindin
Special Counsel
Office of Mergers and Acquisitions

	Re:	Soliciting Materials intended to be filed pursuant to Rule 14a-12
Filed May 5, 2014 by Talisman Group Investments, L.L.C., et al.
File No. 1-32212

Dear Mr. Hindin:

On behalf of our client, Talisman Group Investments, L.L.C. (“Talisman”), we have set forth below Talisman’s supplemental responses to the comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its letter, dated May 7, 2014, regarding the above referenced soliciting materials, filed May 5, 2014 (the “Soliciting Materials”) related to the proxy solicitation of Endeavour International Corporation (the “Company”). The Soliciting Materials are a set of slides presented to Institutional Shareholder Services (“ISS”) on May 2, 2014 (the “ISS Presentation”). Unless otherwise stated, all page numbers are to the ISS Presentation. For your convenience, each of the Staff’s comments is repeated below in bold and italics immediately preceding Talisman’s corresponding response.

This letter supplements responses submitted to the Staff on May 8, 2014.

Soliciting Material filed May 5, 2014

15.	Refer to the last two bullet points on page 7 of the ISS presentation. Disclosure suggests that the Company nominated Mr. Lancaster to the board as a result of Talisman seeking resolution with the Company. Please either provide support for such assertion or revise. In responding to this comment, please note that it is our understanding that the Company has not had contact with, or been contacted by, Mr. Kalisman, by any means of communication since March 26, 2014 when Mr. Transier and Mr. Kalisman had a phone conversation that did not touch on Mr. Lancaster’s qualifications. It is also our understanding that Mr. Lancaster had been a candidate for nomination and was actively considered by the Board’s Nomination and Governance Committee for about a year prior to the Talisman Notice Letter.

Response: In response to the Staff’s comment, Talisman is supplementally responding by providing support for the assertion in the last two bullet points on page 7 of the ISS Presentation which read in their entirety as follows:

•	“We sought an amicable and constructive resolution with the Company by seeking the appointment of two skilled and experienced professionals to the Board: Jason T. Kalisman and William D. Lancaster”

•	“As a result, Endeavour has nominated Mr. Lancaster to its Board but in our view this is not enough”

•

“Based on the Board’s history of significant missteps and poor corporate governance, we strongly feel the Company’s Board needs stockholder representation to provide oversight, ensure the Company is on the right path, and protect and enhance stockholder value”

Talisman respectfully advises the Staff that the support for the assertion that the board nominated Mr. Lancaster as a result of Talisman’s actions is reasonably inferred from the sequence of events. On February 20, 2014, Talisman submitted a letter to the Company (the “Notice Letter”) seeking to nominate both Mr. Kalisman and Mr. Lancaster to the Board. The Notice Letter is filed as Exhibit 99.1 to Talisman’s Schedule 13D filed on February 24, 2014 with the Commission. Pursuant to the Company’s proxy statement, the Company acknowledged that the Notice Letter was sent in the context of ongoing conversations regarding the Company’s business strategy. After receiving the Notice Letter and engaging in discussions with Mr. Kalisman, the Company decided to nominate Mr. Lancaster. The board’s past consideration of Mr. Lancaster and the board’s nomination of Mr. Lancaster as a result of Talisman’s notice of a potential proxy contest are not mutually exclusive facts. We also note that on March 19, 2014, the Company appointed Mr. Browning to the board and not Mr. Lancaster. On April 2, 2014, Mr. Lancaster, who was originally named in the Notice Letter, revoked his consent to be nominated by Talisman and gave his consent to be nominated by the Company. Whether or not the Company had been considering Mr. Lancaster before, under the circumstances it is reasonable to conclude that the Notice Letter and Talisman’s conversations with the Company prompted the Company to nominate Mr. Lancaster this year.

Based on the foregoing, Talisman had a reasonable basis to make the conclusions expressed in the statements identified above.

16.	Please characterize each statement or assertion of opinion or belief as such, and ensure that a reasonable factual basis for each opinion or belief exists. Support for opinions or beliefs should be self-evident, disclosed in the materials or provided to the staff on a supplemental basis with a view toward disclosure. In addition, as to matters for which the filing persons do not have a proper factual foundation, please avoid making statements about those matters that go beyond the scope of what is reasonably supported by the factual foundation. To the extent the filing persons are unable to provide adequate support, please file appropriate corrective disclosure and refrain from including such statements in future soliciting materials. The following statements are representative of those which at a minimum, must be supported on a supplemental basis, or require both supplemental support and recharacterization as statements of belief or opinion.

•

“We have performed extensive diligence and estimate that intrinsic value is at least $5 per share and could potentially be worth more than $10 per share.” (page 5, emphasis added) Include in the provided support for such comment the identity of the “leading energy research and consulting firm.”

•	“Endeavour will undoubtedly continue to trade at a large discount until the Board takes a number of corrective actions.” (page 7, emphasis added)

•

“Stockholders eventually learned that delays in closing Alba were due to disagreements surrounding decommissioning obligations not previously disclosed.” (page 12, emphasis added) It is our understanding that these were not new obligations but rather new demands by Chevron (the Company’s joint operating agreement partners) to support those obligations.

•

“Implied a 23% expansion of the share base – with no stockholders vote – assuming full conversion of converts that were issued.” (page 14) It is our understanding that this issuance represented less than 20% of the outstanding shares of common stock on an as-converted basis.

•

“We believe Endeavour should not have ignored offers from other institutions with terms that were more favorable for all stockholders.” (page 14) While this statement suggests that the Company received other offers and ignored them, it is our understanding that the Company engaged the investment bank, Credit Suisse, which was unable to line up a more favorable financing transaction.

•

“We believe Endeavour’s executive compensation is excessive versus its peers…. (page 17, emphasis added); “Excessive executive compensation despite poor performance” (page 16, emphasis added); CEO Bill Transier and Lead Director John Connally III have a track record of… extracting egregious personal compensation (page 29)

•

“Last year’s strategic review lacked credibility since it was conducted, in part, by a firm that employs one of Endeavour’s directors…” (page 28, emphasis added) It is our understanding that the strategic review was run by Tudor, Pickering, Holt & Co., which does not employ any directors of the Company.

•	“…the public markets currently ascribe little to no value to these assets.” (page 28, emphasis added)

•

“Court records show that Mr. Transier met with SM Energy to try to extricate Endeavour from its purchase obligation.” (page 34, emphasis added) It is our understanding that the only record supporting such assertion is the plaintiff’s brief from the case in question. There is no other court record testifying to this alleged fact, such as court decision, sworn affidavit or testimony transcript. Please avoid using such statements in future soliciting materials without providing additional disclosure to specify the source of such information.

Response: In response to the Staff’s comment, Talisman supplementally and respectfully advises the Staff that it believes it has a reasonable basis for belief for each of the above statements and all other statements in the ISS Presentation. For convenience, Talisman has provided a response to each statement to explain its basis for belief. In addition, Talisman has supplementally provided the Staff with support.

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“We have performed extensive diligence and estimate that intrinsic value is at least $5 per share and could potentially be worth more than $10 per share.” (page 5, emphasis added) Include in the provided support for such comment the identity of the “leading energy research and consulting firm.”

Response: On page 5 of the ISS Presentation, Talisman provides a conservative and a high estimate for the Company’s intrinsic value, on a per share basis. For the Company’s three largest assets, the high estimates are calculated by (i) adding a valuation of each of the Company’s principal assets, (ii) subtracting economic liabilities, and (iii) dividing the result by the Company’s fully diluted share count.

By way of example, Talisman begins with the Company’s estimate of the gross, per-day productivity of the asset (which the Company typically discloses in its earnings releases) and reduces that estimate by (i) a factor representing the estimated percentage of time per-year that the asset is unproductive, and (ii) the Company’s percentage ownership of the asset. This yields a measure of net, per-day productivity of the asset with respect to the Company. The net productivity is then multiplied by a cash-margin with respect to the asset and converted to a per-year measure. The Company’s percentage ownership of the asset and cash-margin figures were reported by the Company in its presentation to the Independent Petroleum Association of America (“IPAA”) on April 8, 2014. Lastly, this earnings figure is increased by a capitalization multiple based on the Company’s business valuation.

Regarding the Company’s smaller U.S. portfolio, for which there is a lack of public data regarding the asset value, Talisman provided a conservative estimated valuation range based on a discussion with Company management on March 26, 2014 regarding the costs to acquire and develop the component assets, and input from industry experts.

Talisman’s approximation of economic liabilities is calculated by adding the Company’s outstanding debt, the Company’s monetary production payments, and the liquidation preference for all outstanding preferred stock.

Talisman derived the Company’s fully diluted share count by adding the weighted average number of common shares outstanding, the shares of common stock issuable pursuant to options, warrants and stock-based compensation (each as reported in the Company’s Form 10-K for the year ending December 31, 2013) and the dilutive effect of the transaction with Whitebox Advisors, LLC (“Whitebox”) transaction to date, discussed further in our response to our comment discussing Whitebox, below.

For the Company’s three largest assets, the low-end estimates are based on reports from a leading energy research and consulting firm employing a pre-tax discounted cash-flow analysis. Due to contractual restrictions, Talisman is prohibited from disclosing the identity of the firm, or further details regarding the firm’s methodology.

Based on the foregoing, Talisman had a reasonable basis to make the conclusions expressed in the statements identified above.

•	“Endeavour will undoubtedly continue to trade at a large discount until the Board takes a number of corrective actions.” (page 7, emphasis added)

Response: It is Talisman’s opinion that the Company will continue to trade at a depressed valuation due to, in relevant part, the Company’s track record of (i) poor operational execution; and (ii) providing inconsistent and inaccurate guidance pertaining to expected operating performance. Talisman believes its statement is supported by its own valuation and stock price analysis and, among other things, the following statements from the Company and analysts:

a. According to a February 14, 2013 report by CRT Capital Group LLC (“CRT”), the Company’s management’s credibility “is very low” and its strategic review “is taken as a sign of weakness.”

b. Analysts have expressed concerns regarding the Company’s cash flow and liquidity. In its morning notes on February 7, 2014, CRT noted:

“While the Company states that [a delay in production at Rochelle] in no way affects the long-term production or reserve potential in the field, it is one more in a string of countless delays that has been suffered by the Company and which seem to always push the promise of meaningful cash flows out to a later date.”

c. In its report issued on February 19, 2013, Imperial Capital, LLC (“Imperial”) noted the Company’s “execution issues” regarding its production capacity:

“We continue to believe in the potential of the Endeavour story, but it admittedly has caused investor fatigue and has taken longer than our expectations due to constant execution issues…. we believe the gap between our NAV of $8.50 and the current price (as of 2/15/13) will not close until management regains some execution credibility with investors.”

d. A report issued by Citi Research on February 14, 2013 further notes, “Project delays and liquidity concerns have become more of a norm than an exception for END, as reflected in share price performance.”

e. The Company has not instituted strong corporate governance practices. According to the 2013 ISS Report, the Company received a corporate governance risk score of 9 out of 10, indicating a high governance risk.

Based on the foregoing, Talisman had a reasonable basis to make the conclusions expressed in the statements identified above. The reasonableness of Talisman’s conclusions is further reinforced by Company and analyst statements made after Talisman filed the ISS Presentation.

f. The Company has made inconsistent comments regarding the operational status of the Rochelle field. At the IPAA Oil & Gas Investment Symposium on April 8, 2014, Mr. Transier stated that, “now, we have our three core development assets that are on production.” The Company’s three core developments assets are Rochelle, Bacchus and Alba. However, according to the Company’s press release on May 7, 2014, a full platform shutdown at the Scott Platform was already underway as of the end of March 2014 and continued until April 26, 2014. Therefore the Rochelle field, which is part of the Scott Platform, was, in fact, suspended as of April 8, 2014 when Mr. Transier made his comments.

g. In its research note to clients on May 7, 2014, CRT reported that the Company should have been “more clear” in communicating contractual capacity at Rochelle to investors:

“We don’t believe Endeavour had ever stated that the Scott platform was fully committed to provide 100 mmcfe/ day of capacity for Rochelle’s dry gas, however, management also always made it sound like they expected 100 mmcfe/day to be available and that they hoped to be able to access even extra capacity in the future. On today’s call, it came out that Scott is only contractually committed to provide Rochelle 60 mmcfe/day of capacity. It’s possible that fact was buried in some historical filing or commentary by management - we are not sure - but we do think management should have been more clear in recent communications that 60 mmcfe/day is all that’s locked up. They were apparently caught by surprise that the Telford field, which also runs through the Scott platform, is suddenly producing so much natural gas, leaving less capacity to serve Rochelle. END says it’s by far the most natural gas running through Scott in twenty years. However, we think that risk could have been highlighted better (and, frankly, we were not aware of it).”

h. The Company’s execution credibility with investors is still lacking as evidenced by the coments form Hasssan Jawed Amad of Imperial comment during the Company’s 2014 first quarter earnings call on May 7, 2014, which noted the lack of current guidance from the Company: “So I’m just trying to figure out exactly what is your current production at each asset in the Northern Sea? If you don’t want to give guidance, that’s fine. But just, what’s the current production?”

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“Stockholders eventually learned that delays in closing Alba were due to disagreements surrounding decommissioning obligations not previously disclosed.” (page 12, emphasis added) It is our understanding that these were not new obligations but rather new demands by Chevron (the Company’s joint operating agreement partners) to support those obligations.

Response: Page 12 of the ISS Presentation discusses the delays in closing the acquisition of interests in the Alba oil field, pursuant to the Sale and Purchase Agreement, dated December 23, 2011 (the “Alba Purchase Agreement”). Talisman

agrees with the Staff’s understanding that the decommissioning obligations at the Alba oil field were always present. However, the sale of interests in Alba required the transfer of a portion of a decommissioning obligation from ConocoPhillips to the Company which would require the consents of existing partners.

The Company did not inform its stockholders that the negotiations over decommissioning obligations had not been finalized prior to the execution of the Alba Purchase Agreement nor did they disclose this as a risk to the consummation of the transaction. We believe that decommissioning obligations are a material component and potential risk in oil field acquisition transactions. The fact that the Company did not fully settle these risks at the outset of the transaction should have been disclosed at the time the Company announced the transaction on December 23, 2011.

Based on the foregoing, Talisman had a reasonable basis to make the conclusions expressed in the statements identified above.

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“Implied a 23% expansion of the share base – with no stockholders vote – assuming full conversion of converts that were issued.” (page 14) It is our understanding that this issuance represented less than 20% of the outstanding shares of common stock on an as-converted basis.

Response: Talisman’s estimate of a 23% expansion of the share base was a conservative estimate and, in fact, the corrected estimate, set forth below is higher.

The Company disclosed in its Form 8-K, dated February 28, 2014, that it had entered into a Securities Purchase Agreement with Whitebox pursuant to which the following securities were issued: (i) 2,917,834 shares of Company common stock, (ii) warrants to purchase 729,459 shares of the Company’s common stock, and (iii) $12,500,00 of convertible notes, convertible into approximately 2,681,253 shares of the Company’s common stock (obtained by dividing the principal amount by the approximate conversion price of $4.662 per share).

In addition, the Company disclosed in its Form 8-K, dated March 7, 2014 that it had exercised an option under the Whitebox Securities Purchase Agreement to sell an additional $5,000,000 of convertible notes, convertible into approximately 1,072,501 shares of the Company’s common stock, based again on the same approximate conversion price of $4.662 per share.

Finally, the Company’s Form 8-K of February 28, 2014 clarifies that Whitebox retains a 90-day option to purchase up to $25,000,000 of additional securities on terms identical to the initial sale. As described above, pursuant to the initial sale and subsequent option exercise, the Company sold securities representing 7,401,047 shares of common stock for an aggregate price of $30,000,000. The $25,000,000 Whitebox option thus represents approximately 6,167,539 additional shares of common stock, and the total number of shares issuable to Whitebox is approximately 13,568,586 shares.

Referencing the Company’s Form 10-K for the year ended December 31, 2013, Talisman calculated the Company’s fully diluted share count to be 54,962,000 shares by adding the 46,981,000 shares of common stock outstanding (pg. 72) to the 7,981,000 shares of common stock issuable pursuant to options, warrants and stock-based compensation (pg. 104, note 16). The increase of up to 13,568,586 shares pursuant to the Whitebox agreement thus represented a 24.7% expansion of the share base.

Although we note that the Company will seek a stockholder vote if securities issued to Whitebox exceed 20% of outstanding shares, the Company did not seek stock holder approval before entering into the Securities Purchase Agreement and committing to the obligations thereof.

Based on the foregoing, Talisman had a reasonable basis to make the conclusions expressed in the statements identified above.

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“We believe Endeavour should not have ignored offers from other institutions with terms that were more favorable for all stockholders.” (page 14) While this statement suggests that the Company received other offers and ignored them, it is our understanding that the Company engaged the investment bank, Credit Suisse, which was unable to line up a more favorable financing transaction.

Response: On April 2, 2014, Talisman spoke with a portfolio manager from another Company stockholder who stated he had spoken with the Company and indicated interest in a financing package which we believe would have been more favorable to all stockholders.

Based on the foregoing, Talisman had a reasonable basis to make the conclusions expressed in the statements identified above.

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“We believe Endeavour’s executive compensation is excessive versus its peers…. (page 17, emphasis added); “Excessive executive compensation despite poor performance” (page 16, emphasis added); CEO Bill Transier and Lead Director John Connally III have a track record of… extracting egregious personal compensation (page 29)

Response: The Company’s poor executive compensation practices have cost shareholders. Talisman believes its statements are supported by, among other things, the following statements and data:

a. The Company has faced criticism for its executive compensation practices and misalignment between pay and performance particularly regarding Mr. Transier’s compensation. In its report issued May 5, 2013, ISS recommended that shareholders “WITHHOLD” votes from Transier due to “the continued misalignment between pay and performance.”

b. Talisman believes that Mr. Connally is responsible for the Company’s sub-standard executive compensation practices. Mr. Connally contributes to the Company’s scrutinized and misaligned compensation practices through his long-standing position as chair of the Compensation Committee. In this role, Mr. Connally is responsible for overseeing and reviewing the compensation practices of the Company. In Talisman’s opinion, Mr. Connally has contributed to ISS’s continued criticism of the Company’s compensation program in connection with the Company’s below-median Total Shareholder Returns (“TSR”), as discussed below.

c. ISS has criticized the Company for increasing Mr. Transier’s pay despite the Company’s underperformance relative to its peers. In its May 5, 2013 report, ISS noted, “insufficient goal rigor has again resulted in pay-for-performance misalignment at the Company, and the CEO’s total pay increased while [the] Company’s TSR continues to significantly underperform its [Global Industry Classification Standard (“GICS”)] industry group and market index.”

d. Mr. Transier’s total compensation is above the ISS peer group median. In 2012, Mr. Transier’s total compensation was approximately $3,885,000 while the peer median of CEO compensation totaled approximately $2,293,000, or 1.69 times the median of the Company’s peers. In addition, ISS considered the Company’s pay-for-performance a “High Concern.” Please refer to page 10 of the ISS report for more information regarding the composition of the peer group.

e. Mr. Transier’s compensation has surpassed the median of ISS’s selected peer group for at least 2010 – 2012. ISS noted that in fiscal 2011, Mr. Transier’s compensation package totaled 1.77 times the ISS’s peer group median, despite the Company’s underperformance in relation to its GICS group. In fiscal 2012, Mr. Transier’s compensation package was 1.69 times ISS’s peer group median, which, according to ISS, included four companies that “significantly exceeded” the Company’s 2012 revenues.

f. Talisman’s internal research also shows that CEO compensation and Named Executive Officer (“NEO”) compensation from 2009-2013 represented approximately 27% and 11.1% of the Company’s market capitalization, respectively. The peer company with the next largest percentage share of NEO and CEO compensation compared to market capitalization stands at 12.1% and 4.0%, respectively. The majority of peer group companies consisted of ISS-selected or Company-disclosed peers.

Based on the foregoing, Talisman had a reasonable basis to make the conclusions expressed in the statements identified above.

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“Last year’s strategic review lacked credibility since it was conducted, in part, by a firm that employs one of Endeavour’s directors…” (page 28, emphasis added) It is our understanding that the strategic review was run by Tudor, Pickering, Holt & Co., which does not employ any directors of the Company.

Response: Talisman believes that it has a factual basis for this assertion based on the following facts:

On March 6, 2013, the Company stated in its 2012 fourth quarter earnings call that it had engaged both Lambert Energy Advisory Ltd. (“Lambert”) and Tudor, Pickering, Holt & Co. (“Tudor”) as advisors in its strategic review.

According to the Company’s proxy statement filed with the Commission on April 24, 2013, the Company’s director Mr. Hue Williams served as a Consultant to Lambert and had served as Non-Executive Director at Lambert since 2006.

Further, according to the Company’s proxy statements filed between 2009 and 2014, the Company reported that it had paid Lambert an aggregate of nearly $5 million for consulting services set forth as follows:

Year	Amount	Company Proxy Filing Date
2007	$526,557	April 14, 2009
2008	$0
2009	$1,940,946	April 20, 2010
2010	$1,129,156	April 14, 2011
2011	$463,444	April 13, 2012
2012	$495,295	April 24, 2013
2013:	$413,054	April 17, 2014

Total:	$4,968,452

On October 21, 2013, the Company announced the Board had concluded the strategic review process. According to the Company’s 2014 proxy statement, the Company terminated its relationship with Lambert in October 2013.

To Talisman’s knowledge, the Company never stated that one of the consulting firms “ran” the strategic review, but on November 6, 2013, the Company suggested during its 2013 third quarter earnings call that Lambert was engaged to evaluate its U.K. assets while Tudor was engaged to evaluate its U.S. assets, although it is not clear from the transcript:

“Over the last several months, we have conducted a thorough — what I would call a thorough, robust and a fairly intensive strategic review process. The board was actively engaged. We had two quality advisor firms helping us with the process: A firm out of London called Lambert Energy advisors, and the leader of that firm, Philip Lambert; Tudor, Pickering, Holt here in the U.S. And one of their principals, Maynard Holt, and their teams both worked very hard with us to sort out the best possible solution for the shareholders of this company.”

Based on the foregoing, Talisman had a reasonable basis to make the conclusions expressed in the statements identified above.

•	“…the public markets currently ascribe little to no value to these assets.” (page 28, emphasis added)

Response: Talisman is referencing the Company’s U.S. assets, including its operating areas in Haynesville and Marcellus. Talisman acknowledges that this statement should be recharacterized as a belief statement and Talisman will do so in any future filings with the Commission. This assertion is based on Talisman’s conversations with analysts and other investors in the Company’s capital stock. These assets currently make up less than 1% of the Company’s net revenues which furthers Talisman’s belief that the market ascribes little to no value to these assets. Finally, we note that Talisman’s views were recently reinforced during the Company’s 2014 first quarter earnings call on May 7, 2014 when a research analyst from Imperial asked why the Company continues to invest in U.S. assets when the company’s liquidity position should be a primary concern:

“So I’m just trying to figure out exactly what is your current production at each asset in the North Sea? If you don’t want to give guidance, that’s fine. But just, what’s the current production? And then the second question is what’s the rationale on the CapEx in the U.S.? I mean, obviously, liquidity is at a premium right now, so if you’re spending $20 million to $25 million in the U.S., wouldn’t it be better served if you stay that cash on the balance sheet? Or what are your thoughts on that?”

This question reinforces Talisman’s belief that market analysts see little value in investing in the Company’s U.S. assets and that the Company’s money would be better invested elsewhere.

Based on the foregoing, Talisman had a reasonable basis to make the conclusions expressed in the statements identified above.

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“Court records show that Mr. Transier met with SM Energy to try to extricate Endeavour from its purchase obligation.” (page 34, emphasis added) It is our understanding that the only record supporting such assertion is the plaintiff’s brief from the case in question. There is no other court record testifying to this alleged fact, such as court decision, sworn affidavit or testimony transcript. Please avoid using such statements in future soliciting materials without providing additional disclosure to specify the source of such information.

Response: Talisman was solely referring to the plaintiff’s brief in the case. Talisman acknowledges the comment and will provide specific disclosure to specify the source of such information in any future filings with the Commission.

Based on the foregoing, Talisman had a reasonable basis to make the conclusions expressed in the statements identified above.

17.	We note that the filing persons have made statements in their soliciting materials that appear to directly or indirectly the character, integrity or personal reputation of the Company’s management and board of directors, all without adequate factual foundation. The following are examples of such statements:

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“Undisclosed Dilution from Monetary Production Payment” and “…the true cost of the expanded Monetary Production Payment was not announced in an earnings release or discussed openly during a conference call, but rather hidden in a separate Form 8-K filing” (Page 11 of Soliciting Materials, emphasis added) (page 11, emphasis added).

•	“Value Destruction and Misinformation” (page 11-14)

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“We also believe the Board either erred or intentionally concluded its strategic review before key assets like Alba and Rochelle stabilized (and best values could be achieved) (page 28, emphasis added)

Please do not use these or similar statements in the soliciting materials without providing a proper factual foundation for the statements. In addition, as to matters for which the filing persons do have a proper factual foundation, please avoid making statements about those matters that go beyond the scope of what is reasonably supported by the factual foundation. Please note that characterizing a statement as one’s opinion or belief does not eliminate the need to provide a proper factual foundation for the statement; there must be a reasonable basis for each opinion or belief that the filing persons express. Please refer to Note (b) to Rule 14a-9. To the extent the filing persons are unable to provide adequate support, please file appropriate corrective disclosure and refrain from including such statements in future soliciting materials.

Response: In response to the Staff’s comment, Talisman acknowledges the Staff’s comment and will not, in any future filings with the Commission, use any of the statements above without having a proper factual foundation. Talisman also confirms that it understands that characterizing a statement as Talisman’s, or any other person’s, opinion or belief does not eliminate the need to provide a proper factual foundation for the statement, and that there must be a reasonable basis for each opinion or belief that Talisman expresses. For convenience, Talisman has provided a response to each statement and has supplementally provided the Staff with support.

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“Undisclosed Dilution from Monetary Production Payment” and “…the true cost of the expanded Monetary Production Payment was not announced in an earnings release or discussed openly during a conference call, but rather hidden in a separate Form 8-K filing” (Page 11 of Soliciting Materials, emphasis added) (page 11, emphasis added).

Response: Talisman acknowledges that a timely Form 8-K was filed. However, since the Company chose to disclose prior to the filing of the Form 8-K a portion of the facts relating to the Monetary Production Payment, Talisman believes that the entirety of the transactions that result in potentially material equity dilution to stockholders should have also been communicated during the conference calls and in its earnings release. When the Company discussed the Monetary Production Payment in its 2013 second quarter earnings release, it simply focused on the $17.5 million expansion of the obligation rather than acknowledging the warrants it issued at the same time.

In context, Talisman believes that once transactions that result in potentially material equity dilution to stockholders are communicated during conference calls and in earnings releases, all material elements of such transactions should be included. Further, when the Company discussed the Monetary Production Payment in its 2013 second quarter earnings release, it simply focused on the $17.5 million expansion of the obligation rather than mentioning the related warrants.

•	“Value Destruction and Misinformation” (page 11-14)

Response: Talisman respectfully submits that there is a factual basis for using the term “misinformation” when applied to the Company’s statements in connection with the Monetary Production Payment and ConocoPhillips. “Misinformation” means providing false or misleading information (whether unintentionally or not) and can be distinguished from “disinformation” which requires an intent to mislead. Talisman respectfully submits that the factual basis for concluding that the Company had provided misleading information is supported by the following facts:

Monetary Production Payment

On March 6, 2013, the Company released its 2012 fourth quarter earnings release which announced that it entered into the Monetary Production Payment and stated that “the Monetary Production Payment will be satisfied out of the production from certain U.K. North Sea assets and is expected to be satisfied over a two year period.” Further, during the earnings call that day, Mr. Transier stated that the Company had taken “capital raising activities off the table” which “gives us a runway to act on our plans while maximizing shareholder value.” However, warrants represent dilution to stockholders which erodes, rather than “maximizes” shareholder value. Further, the material number of warrants issued in the transaction –representing a 7.4% expansion of the outstanding shares when exercised – should have been included with the announcement of the Monetary Production Payment to present a fair picture of the financing. It was misleading to applaud this transaction as maximizing shareholder value while remaining silent about the material shareholder dilution the Company had provided in connection with this transaction.

ConocoPhillips

On December 27, 2011, the Company announced the acquisition of three oil fields in the U.K. from ConocoPhillips. On January 4, 2012, Mr. Transier stated that the “entire transaction” is expected to close “as early as the end of the first quarter.” On

February 13, 2012, the Company announced that it had priced a private placement of an aggregate of $500 million notes to finance the acquisition of these three oil fields. On March 8, 2012, the Company filed its Annual Report on Form 10-K and described the pending acquisition in which the Company assumed a closing date on March 31, 2012 for certain purposes. Based on the Company’s statements, investors had every reason to believe that the Company was on schedule to close during the first quarter of 2012 because the Company did not communicate any reason for a delay. It was not until May 2, 2012, during the Company’s quarterly earnings call, that the Company for the first time disclosed that Chevron, a co-venturer of the Alba field, had “disagreements surrounding future decommissioning costs.” These may have been new concerns not applicable before, but Talisman believes that by setting expectations of a closing at the end of March 2012 and completing an expensive financing to fund the acquisition, the Company should have communicated possible reasons for delay before the expected deadline expired. The Company’s decision to omit any explanation of a possible delay leading up to the expected deadline was misleading because it created an impression that the transaction was proceeding as expected.

Based on the foregoing, Talisman had a reasonable basis to make the conclusions expressed in the statements identified above.

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“We also believe the Board either erred or intentionally concluded its strategic review before key assets like Alba and Rochelle stabilized (and best values could be achieved) (page 28, emphasis added)

Response: Talisman acknowledges that the phrase “intentionally concluded” could be interpreted as suggesting that the Company concluded the strategic review in order to avoid some undesired outcome. However, Talisman believes a fair reading of the sentence is that the Company may have rushed to conclude the review because it simply wanted to be finished with a “fairly intensive” process, as the Company characterized the review during its 2013 third quarter earnings call on November 6, 2013. In any future filings, Talisman will characterize its view on the Company’s decision to conclude the strategic review as untimely based on the status of stabilization of the Company’s key assets like Alba and Rochelle.

*        *        *

In connection with this response, each of Talisman and the other participants acknowledge the following:

•	the filing person is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that the foregoing has been responsive to the Staff’s questions. If you should have any questions about this letter or require any further information, please call the undersigned at (617) 951-7072 or Anthony Gostanian of Ropes & Gray LLP at (617) 951-7049.

Sincerely,

/s/ Jeffrey R. Katz

Jeffrey R. Katz
Ropes & Gray LLP